July 10, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

100 F Street, NE
Washington, D.C. 20549

Attn: Juan Grana and Jane Park

Re:	Golden Arrow Merger Corp. Amendment No. 4 to Registration Statement on Form S-4 Filed June 20, 2024 File No. 333-276849	FOIA Confidential Treatment Request Under 17 C.F.R. § 200.83

Dear Mr. Grana and Ms. Park:

On behalf of Golden Arrow Merger Corp. (the “Company”), we are hereby responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter dated June 28, 2024 (the “Comment Letter”) with respect to the above referenced Amendment No. 4 to Registration Statement on Form S-4, filed by the Company on June 20, 2024.

The Company has filed via EDGAR Amendment No. 5 to the Registration Statement on Form S-4 (the “Amendment No. 5 to the Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, the text of each of the Staff’s comments, as set forth in the Comment Letter, is included in bold-face type below, followed by the Company’s response. All page references in the responses set forth below refer to page numbers in Amendment No. 5 to the Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 5 to the Registration Statement.

The Company respectfully requests confidential treatment for certain portions of this letter pursuant to Rule 83 of the Commissions’ Rules on Information and Requests, 17 C.F.R. § 200.83. This letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in this letter. The copy filed herewith omits the information subject to the confidentiality request. Omissions are designated as [***]. A complete version has been provided to the Commission.

Amendment No. 4 to Registration Statement on Form S-4 filed June 20, 2024

The Background of the Business Combination, page 101

1.

We note your response to comment 1 and reissue the comment in part. Please expand your disclosure to explain how Bolt Threads calculated its total served addressable market of

$400 million, including Bolt Threads’ targeted pricing for b-silk.

Response: In response to the Staff’s comment, the disclosure on pages 105-106 of Amendment No. 5 to the Registration Statement has been revised.

As noted in the Registration Statement, the estimated total addressable market figure for b-silk disclosed in the Registration Statement represents the product obtained by multiplying (i) the 390,000 tons of silicone products sold each year in the personal care and consumer products sector, (ii) an assumed market penetration by Bolt Threads of 1%, and (iii) Bolt Threads’ targeted pricing for b-silk, which was calculated based on an assumed average sale price of b-silk and Bolt Threads’ historical sales and internal sales forecasts. For the Staff’s benefit, Bolt Threads supplementally notes to the Staff that its typical starting point in negotiating sales price for b-silk is approximately $[***]. The $3 billion revenue opportunity figure cited in the Registration Statement assumes an average sales price of $[***].

Material U.S. Federal Income Tax Considerations of the Redemption Rights and the Business

Combination, page 132

2.

We note your response to comment 3. Please also revise the disclosure in this section to include the tax consequences of all of the transactions covered by this proxy/registration statement, including the merger. See Item 4(a)(6) of Form S-4.

Response: In response to the Staff’s comment, the disclosure on page 133 of Amendment No. 5 to the Registration Statement has been revised.

CONFIDENTIAL TREATMENT REQUESTED BY GOLDEN ARROW MERGER CORP.

July 10, 2024

We thank the Staff in advance for its consideration of the foregoing. If you have any questions related to this letter, please contact the undersigned at (703) 749-1386.

Sincerely,

/s/ Jason Simon
Jason Simon

cc:	Timothy Babich – Chief Executive Officer

CONFIDENTIAL TREATMENT REQUESTED BY GOLDEN ARROW MERGER CORP.